THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES



                                    EXHIBIT 99

         Supplemental Information reflecting the restatement of Colonial BancGroup's June 30, 1996 financials to reflect the mergers of Commercial Bancorp of Georgia and Southern Banking Corporation which were accounted for as poolings of interest.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
CONDENSED CONSOLIDATED STATEMENT OF CONDITION (Unaudited)

                                                                            June 30,   December 31,  June 30,
(Dollars in thousands, except per share amounts)                              1996        1995         1995

- --------------------------------------------------------------------------------------------------------------
Assets:

Cash and due from banks.........................................         $  142,175   $  162,891   $  173,137
Interest-bearing deposits in banks..............................              2,688        6,279        4,084
Federal funds sold..............................................             12,380       32,139       34,270
Securities available for sale...................................            202,191      214,293      169,704
Investment securities...........................................            298,183      284,539      327,609
Mortgage loans held for sale....................................            165,925      110,486      164,846
Loans, net of unearned income...................................          3,442,323    3,175,560    2,715,178
Less:
  Allowance for possible loan losses............................            (43,643)     (41,489)     (38,969)

- --------------------------------------------------------------------------------------------------------------
Loans, net......................................................          3,398,680    3,134,071    2,676,209
Premises and equipment..........................................             70,720       65,833       58,233
Excess of cost over tangible and identified intangible
  assets acquired, net..........................................             30,114       29,440       20,849
Mortgage servicing rights.......................................             92,511       80,053       67,582
Other real estate owned.........................................             10,342       10,754       10,788
Accrued interest and other assets...............................             82,117       71,417       63,868

- --------------------------------------------------------------------------------------------------------------
Total...........................................................         $4,508,026   $4,202,195   $3,771,179

- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity:

Deposits........................................................         $3,373,641   $3,204,198   $2,843,149
FHLB short-term borrowings......................................            565,000      465,000      430,000
Other short-term borrowings.....................................            127,032      132,256      122,650
Subordinated debt...............................................              8,082       17,121       17,458
Other long-term debt............................................             26,197       29,142       24,428
Other liabilities...............................................             90,462       65,014       82,629

- --------------------------------------------------------------------------------------------------------------
Total liabilities...............................................          4,190,414    3,912,731    3,520,314

- --------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preference Stock $2.50 par value; 1,000,000 shares
    authorized, none issued
  Common Stock, $2.50 par value; 44,000,000 shares
   authorized, 16,184,374, 15,519,688 and 14,674,351 shares issued and outstanding at June 30, 1996, December 31, 1995 and
   June 30, 1995, respectively..................................             40,461       38,799       36,686
  Additional paid in capital....................................            168,985      159,434      138,295
  Retained earnings.............................................            110,522       90,886       75,767
  Unearned compensation.........................................               (740)        (822)           -
  Unrealized losses on securities available for sale, net of taxes           (1,616)       1,167          117

- --------------------------------------------------------------------------------------------------------------
Total shareholders' equity......................................            317,612      289,464      250,865

- --------------------------------------------------------------------------------------------------------------
Total...........................................................         $4,508,026   $4,202,195   $3,771,179

- --------------------------------------------------------------------------------------------------------------

NOTE: Restated financial results above reflect the July 3, 1996 mergers of Colonial BancGroup with Commercial Bancorp of Georgia and Southern Banking Corporation. These mergers were accounted for as poolings of interests and the financial results were restated accordingly.

See notes to the Unaudited Condensed Consolidated Financial Statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)         Six Months Ended   Three Months Ended
CONDENSED CONSOLIDATED STATEMENT OF INCOME (Unaudited)               June 30,            June 30,
                                                                ------------------  ------------------

(Dollars in thousands, except per share amounts)                   1996     1995      1996     1995

- ------------------------------------------------------------------------------------------------------
Interest Income:
Interest and fees on loans.................................... $150,786  $116,720   $77,350   $61,653
Interest on investments.......................................   15,172    14,253     7,680     7,448
Other interest income.........................................      748       888       297       620

- ------------------------------------------------------------------------------------------------------
Total interest income.........................................  166,706   131,861    85,327    69,721

- ------------------------------------------------------------------------------------------------------
Interest Expense:
Interest on deposits..........................................   66,545    50,863    33,129    27,427
Interest on short-term borrowings.............................   17,564    12,658     9,452     7,431
Interest on long-term debt....................................    1,277     2,041       629       862

- ------------------------------------------------------------------------------------------------------
Total interest expense........................................   85,386    65,562    43,210    35,720

- ------------------------------------------------------------------------------------------------------
Net Interest Income Before Provision for
  Possible Loan Losses........................................   81,320    66,299    42,117    34,001
Provision for possible loan losses............................    3,468     2,779     1,898     1,440

- ------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for
  Possible Loan Losses........................................   77,852    63,520    40,219    32,561

- ------------------------------------------------------------------------------------------------------
Noninterest Income:
Mortgage servicing and origination fees.......................   13,859    11,140     6,923     5,846
Service charges on deposit accounts...........................    9,404     7,885     4,811     3,970
Other charges, fees and commissions...........................    2,292     1,956     1,220     1,005
Securities gains, net.........................................      112       (33)       (2)        0
Other income..................................................    7,644     4,777     4,618     3,910

- ------------------------------------------------------------------------------------------------------
Total noninterest income......................................   33,311    25,725    17,570    14,731

- ------------------------------------------------------------------------------------------------------
Noninterest Expense:
Salaries and employee benefits................................   27,342    23,160    13,823    11,572
Occupancy expense of bank premises, net.......................    5,873     5,093     2,978     2,566
Furniture and equipment expenses..............................    5,555     4,509     2,797     2,296
Amortization of mortgage servicing rights.....................    5,716     3,733     2,974     2,031
Amortization of intangible assets.............................      990       710       503       372
Other expense.................................................   23,727    19,786    12,253    10,633

- ------------------------------------------------------------------------------------------------------
Total noninterest expense.....................................   69,203    56,991    35,328    29,470

- ------------------------------------------------------------------------------------------------------
Income before income taxes                                       41,960    32,254    22,461    17,822
Applicable income taxes.......................................   14,910    11,446     7,960     6,325

- ------------------------------------------------------------------------------------------------------
Net Income.................................................... $ 27,050  $ 20,808   $14,501   $11,497

- ------------------------------------------------------------------------------------------------------

Earnings per share:
 Primary...................................................... $   1.65  $   1.41   $  0.88   $  0.77
 Fully diluted................................................     1.63      1.38      0.87      0.75
- ------------------------------------------------------------------------------------------------------

NOTE: Restated financial results above reflect the July 3, 1996 mergers of Colonial BancGroup with Commercial Bancorp of Georgia and Southern Banking Corporation. These mergers were accounted for as poolings of interest and the financial results were restated accordingly.


See notes to the Unaudited Condensed Consolidated Financial Statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Condensed Consolidated Statement of Cash Flow
(Unaudited)(In Thousands)

                                                                               Six Months Ended
                                                                                     June 30,
                                                                          1996                    1995
                                                                       ---------               ---------
Net cash (used in) operating activities                                $ (9,546)               $(56,904)

Cash flows from investing activities:
  Proceeds from maturities of securities available for sale              52,236                   7,589
  Proceeds from sales of securities available for sale                        1                     175
  Purchase of securities available for sale                             (44,061)                (34,562)
  Proceeds from maturities of investment securities                      48,339                  53,581
  Proceeds from sales of investment securities                               19                       0
  Purchase of investment securities                                     (72,600)                (37,547)
  Net decrease in short-term securities                                  10,000                       0
  Net increase in loans                                                (255,644)               (334,531)
  Cash received in bank acquisitions                                      7,034                   5,118
  Capital expenditures                                                   (8,883)                 (4,221)
  Proceeds from sale of other real estate owned                           4,133                   2,895
  Other, net                                                                  1                     (32)
                                                                       --------                --------

Net cash used in investing activities                                  (259,425)               (341,535)
                                                                       --------                --------

Cash flows from financing activities:

  Net increase in demand, savings, and time deposits                    138,449                 292,680
  Net increase in federal funds purchased, repurchase
    agreements and other short-term borrowings                           94,770                 196,045
  Reduction of capital lease obligation                                     (53)                    (68)
  Proceeds from issuance of long-term debt                                  350                   5,834
  Repayment of long-term debt                                            (3,179)                (53,927)
  Proceeds from issuance of common stock                                  1,946                     595
  Dividends paid                                                         (7,378)                 (4,864)
                                                                       --------                --------

Net cash provided by financing activities                               224,905                 436,295
                                                                       --------                --------

Net (decrease) increase in cash and cash equivalents                    (44,066)                 37,856

Cash and cash equivalents at beginning of year                          201,309                 173,635
                                                                       --------                --------
Cash and cash equivalents at June 30                                   $157,243                $211,491
                                                                       ========                ========

Supplemental Disclosure of cash flow information:

  Cash paid during the six months for:
    Interest                                                           $ 82,581                $ 57,482
    Income taxes                                                         13,446                  11,693

Non-cash investing activities:
   Transfer of loans to other real estate                              $  3,309                $  3,591
   Origination of loans from the sale of other real estate                  205                     435

Non-cash financing activities:
  Conversion of subordinated debentures to common stock                $  8,914                    -
  Assets acquired in business combinations                               24,394                  55,136
  Liabilities assumed in business combinations                           31,428                  48,928

See Notes to the Unaudited Condensed Consolidated Financial Statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION:

         Ending balances of total assets, securities, mortgage loans held for sale, net loans, and deposits changed from December 31, 1995 to June 30, 1996 as follows (in thousands):

                                               Increase (Decrease)
                                              ---------------------
                                                Amount          %
                                              ---------       -----
                 Total assets                 $ 305,831        7.3%
                 Securities                       1,542        0.3%
                 Mortgage loans held
                  for sale                       55,439       50.2%
                 Loans, net of
                  unearned income               266,763        8.4%
                 Deposits                       169,443        5.3%

Securities:

         Investment securities and securities available for sale have increased $1.5 million from December 31, 1995 to June 30, 1996. The increase in securities includes an additional purchase of FHLB stock of $7.7 million with an off setting decrease from the maturities and purchases of securities resulting from the normal funding operations of the Company.

Loans and Mortgage Loans Held for Sale:

         The increase in loans, net of unearned income, of $267 million is primarily from internal loan growth of $244 million at an annualized rate of 15%. The remaining increase of $23 million resulted from the purchase of assets of the Enterprise, Alabama branch of First Federal Bank of Tusculoosa. Loans increased at a 25% internal growth rate for the full year in 1995.

         Mortgage loans held for sale are funded on a short-term basis (less than 90 days) while they are being packaged for sale in the secondary market by Colonial Mortgage Company, a wholly owned subsidiary of Colonial Bank. Loans originated amounted to approximately $702.8 million and $259.9 million and sales thereof amounted to approximately $647.4 million and $155.6 million for the six months ended June 30, 1996 and 1995, respectively. The increase in originations was primarily due to the lower rates which resulted in refinancings as well as new originations.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

Gross loans by category and summary of loan loss experience are shown in the following schedules.

GROSS LOANS BY CATEGORY                            June 30,              Dec. 31,              June 30,
(In thousands)                                       1996                  1995                  1995
- --------------------------------------------------------------------------------------------------------
Commercial, financial, and agricultural          $  470,312            $  436,791            $  408,807
Real estate-commercial                              736,984               692,550               649,931
Real estate-construction                            363,127               335,645               284,057
Real estate-residential                           1,596,064             1,451,338             1,115,103
Installment and consumer                            230,796               215,043               211,918
Other                                                45,617                44,746                46,353

- --------------------------------------------------------------------------------------------------------

Total loans                                      $3,442,900            $3,176,113            $2,716,169

- --------------------------------------------------------------------------------------------------------

Percent of loans in each
 category to total loans:

Commercial financial, and
 agricultural                                          13.7%                 13.7%                 15.0%
Real estate-commercial                                 21.4%                 21.8%                 23.9%
Real estate-construction                               10.5%                 10.6%                 10.5%
Real estate-residential                                46.4%                 45.7%                 41.1%
Installment and consumer                                6.7%                  6.8%                  7.8%
Other                                                   1.3%                  1.4%                  1.7%

- --------------------------------------------------------------------------------------------------------

                                                      100.0%                100.0%                100.0%

- --------------------------------------------------------------------------------------------------------

         Loans collateralized by commercial real estate and other commercial loans increased $44 million and $34 million, respectively during the first six months of 1996. Loans secured by residential real estate increased $145 million. These loan categories continue to be a significant source of loan growth and are concentrated in various areas primarily in Alabama and with regard to residential real estate also in the metropolitan Atlanta market in Georgia.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

SUMMARY OF LOAN LOSS EXPERIENCE

                                                    Six Months          Year         Six Months
                                                      Ended            Ended           Ended
                                                     June 30,         Dec. 31,        June 30,
(In thousands)                                        1996              1995            1995
- -----------------------------------------------------------------------------------------------
Allowance for possible loan
 losses - January 1                                 $41,489           $36,985         $36,985
Charge-offs:
   Commercial, financial, and agricultural            1,192             2,781             976
   Real estate-commercial                               629               339             292
   Real estate-construction                             745                44              23
   Real estate-residential                              136               372              91
   Installment and consumer                           1,343             2,603             777
   Other                                                121               163              77

- -----------------------------------------------------------------------------------------------
Total charge-offs                                     4,166             6,302           2,236

- -----------------------------------------------------------------------------------------------
Recoveries:
   Commercial, financial, and agricultural              612               777             271
   Real estate-commercial                             1,089                26               1
   Real estate-construction                               1                11              10
   Real estate-residential                              140               161             117
   Installment and consumer                             740             1,307             710
   Other                                                 44                45              20

- -----------------------------------------------------------------------------------------------
Total recoveries                                      2,626             2,327           1,129

- -----------------------------------------------------------------------------------------------
Net charge-offs                                       1,540             3,975           1,107
Addition to allowance charged to
 operating expense                                    3,468             7,350           2,779
Allowance added from bank acquisitions                  226             1,129             312

- -----------------------------------------------------------------------------------------------
Allowance for possible loan
 losses-end of period                               $43,643           $41,489         $38,969

- -----------------------------------------------------------------------------------------------

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

         Asset quality as measured by nonperforming assets remains very good at 0.67% of net loans and other real estate. Nonperforming assets have decreased $3.1 million from December 31, 1995. The decrease in nonperforming assets is $1.9 million from nonaccrural loans and $0.4 million in other real estate. The decrease in nonaccrual loans and other real estate is from various credits primarily located in Alabama and Georgia. Management continuously monitors and evaluates recoverability of problem assets and adjusts loan loss reserves accordingly. The loan loss reserve is 1.27% of loans at June 30, 1996. The increase in allowance since year end has been due to provisions in excess of net charge-offs totaling $2 million. The provisions in excess of net charge-offs have been made primarily as a result of loan growth.

         Nonperforming assets are summarized below (in thousands):

                                        June 30,         Dec. 31,          June 30,
                                          1996             1995              1995
- -----------------------------------------------------------------------------------
Nonaccrual loans                         $11,935          $13,840           $ 9,696
Restructured loans                         1,012            1,800             1,364

- -----------------------------------------------------------------------------------
  Total nonperforming loans               12,947           15,640            11,060
Other real estate owned                   10,342           10,754            10,788
- -----------------------------------------------------------------------------------

  Total nonperforming assets*            $23,289          $26,394           $21,848

- -----------------------------------------------------------------------------------
Aggregate loans contractually
 past due 90 days for which
 interest is being accrued               $ 3,731          $ 1,381           $ 1,940
Net charge-offs year-to-date               1,540            3,975             1,107

- -----------------------------------------------------------------------------------
RATIOS
Period end:
  Total nonperforming assets as
   a percent of net loans and
   other real estate                        0.67%            0.83%             0.80%
  Allowance as a percent of net loans       1.27%            1.31%             1.44%
  Allowance as a percent of
   nonperforming assets                      187%             157%              178%
  Allowance as a percent of
   nonperforming loans                       337%             265%              352%
For the period ended:
  Net charge-offs
  as a percent of average net
  loans-(annualized basis)                  0.09%            0.15%             0.09%
- -----------------------------------------------------------------------------------

* Total does not include loans contractually past due 90 days or more which are still accruing.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

         Management, through its loan officers, internal loan review staff, and external examinations by regulatory agencies and independent auditors, has identified approximately $103 million of potential problem loans not included above. The status of these loans is reviewed at least quarterly by loan officers and the centralized loan review function and annually by independent auditors and regulatory agencies. In connection with such reviews collateral values are updated where considered necessary. If collateral values are judged insufficient and other sources of repayment inadequate the loans are reduced to estimated recoverable amounts through increases in reserves allocated to the loans or charge-offs. As of June 30, 1996 substantially all of these loans are current with their existing repayment terms. Given the reserves and the ability of the borrowers to comply with the existing repayment terms, management believes any exposure from these potential problem loans has been adequately addressed at the present time.

         The above nonperforming loans and potential problem loans represent all material credits for which management has doubts as to the ability of the borrowers to comply with the loan repayment terms. Of these loans, management believes it is probable that loans totaling $11.7 million will not be collected as scheduled and therefore are considered impaired. Management also expects that the resolution of these problem credits as well as other performing loans will not materially impact future operating results, liquidity or capital resources.

         Allocations of the allowance for possible loan losses are made on an individual loan basis for all identified potential problem loans with a percentage allocation for the remaining portfolio. The allocations of the total allowance represent an approximation of the reserves for each category of loans based on management's evaluation of risk within each loan type.

ALLOCATION OF THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                  June 30,         Dec. 31,        June 30,
(In thousands)                      1996             1995            1995
- ---------------------------------------------------------------------------
Commercial, financial, and
 agricultural                     $ 8,301          $ 8,020         $ 7,936
Real estate-commercial             14,570           13,662          12,308
Real estate-construction            7,780            7,233           4,170
Real estate-mortgage                7,980            7,256          11,151
Installment and consumer            3,620            3,076           2,120
Other                               1,392            2,242           1,284

- ---------------------------------------------------------------------------

TOTAL                             $43,643          $41,489         $38,969

- ---------------------------------------------------------------------------

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

LIQUIDITY:

         The maintenance of an adequate liquidity position is a principal component of BancGroup's asset/liability management strategy. BancGroup's governing policy provides for daily and longer term monitoring of both sources and uses of funds to properly maintain the cash position. To assist in funding a projected 15% annualized growth in loans, BancGroup has credit facilities at the Federal Home Loan Bank (FHLB). FHLB of Atlanta has established credit availability in an amount up to $850 million with only $565 million outstanding at June 30, 1996. This source of credit reduces BancGroup's dependency on deposits as a source of liquidity resulting in a loan to deposit ratio of 99.1% at December 31, 1995 and 102.0% at June 30, 1996. In 1995, BancGroup initiated a brokered Certificate of Deposit (CD) program in conjunction with Merrill Lynch to offer CD's in increments of $1,000 to $99,000 to out of market customers at competitive rates ranging from 5.05% to 5.65% maturing in 6 to 24 month periods. At June 30,1996, $125 million is outstanding under this program. Rate sensitivity is also constantly monitored.

CAPITAL RESOURCES:

         Management continuously monitors the capital adequacy and potential for future growth. The primary measurement for these evaluations for a bank holding company is its tier one leverage ratio. Tangible capital for BancGroup at June 30, 1996 consists of $319.2 million of equity less $30.1 million in intangibles providing a 6.58% leverage ratio at June 30, 1996. The ratio of shareholders' equity to total assets at June 30, 1996 was 7.05% as compared to 6.89% at December 31, 1995. Capital levels are sufficient to support future internally generated growth and fund the quarterly dividend rates which are currently $0.27 per share.

         BancGroup also has access to equity capital markets through both public and private issuances. Management considers these sources and related return in addition to internally generated capital in evaluating future expansion or acquisition opportunities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
Management's Discussion, Continued

COMPARISON OF THE THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995:

SUMMARY:

         BancGroup's net income increased $3,004,000 from $11,497,000 or $0.75 per fully diluted share to $14,501,000 or $0.87 per fully diluted share for the three months ended June 30, 1995 and 1996, respectively. BancGroup's net income increased $6,242,000 from $20,808,000 or $1.38 per fully diluted share to $27,050,000 or $1.63 per share for the six months ended June 30, 1995 and 1996, respectively. These increases are primarily attributable to increases in interest earning assets and noninterest income partially off-set by lower interest spreads and increases in loan loss provision and noninterest expenses.


THE COLONIAL BANCGROUP, INC. (RESTATED)
AVERAGE VOLUME AND RATES                                                     Three Months Ended June 30,
(Unaudited)                                                -----------------------------------------------------------

                                                                          1996                      1995
                                                           ----------------------------  -----------------------------
                                                                Average                     Average
(Dollars in thousands)                                          Volume Interest  Rate       Volume    Interest  Rate

- -----------------------------------------------------------------------------------------------------------------------
Assets
  Loans, net.............................................   $3,340,474  $74,358   8.94%    $2,609,214  $60,488   9.08%
  Mortgage loans held for sale...........................      175,660    3,340   7.61%        75,885    1,479   7.71%
  Investment securities and securities available for sale      497,244    7,964   6.41%       488,132    7,793   6.39%
  Other interest-earning assets..........................       25,046      297   4.76%        50,686      620   4.91%

- -------------------------------------------------------------------------------            -------------------
  Total interest-earning assets(1).......................    4,038,424  $85,959   8.54%     3,223,917  $70,380   8.75%

- -------------------------------------------------------------------------------            -------------------
  Nonearning assets......................................      387,041                        319,107

- ----------------------------------------------------------------------                     ----------
    Total assets.........................................   $4,425,465                     $3,543,024

- -----------------------------------------------------------------------------------------  ----------------------------

Liabilities and Shareholders' Equity:
  Interest-bearing deposits..............................   $2,717,879  $33,129   4.90%    $2,233,540  $27,427   4.93%
  Short-term borrowings..................................      693,267    9,452   5.48%       471,861    7,431   6.23%
  Long-term debt.........................................       36,464      629   6.89%        43,655      862   7.88%

- -------------------------------------------------------------------------------            -------------------
  Total interest-bearing liabilities.....................    3,447,610  $43,210   5.04%     2,749,056  $35,720   5.21%

- -------------------------------------------------------------------------------            -------------------
  Noninterest-bearing demand deposits....................      583,863                        507,266
  Other liabilities......................................       81,362                         43,881

- ----------------------------------------------------------------------                     ----------
  Total liabilities......................................    4,112,835                      3,300,203
  Shareholders' equity...................................      312,630                        242,821

- ----------------------------------------------------------------------                     ----------
Total liabilities and shareholders' equity...............   $4,425,465                     $3,543,024

- -----------------------------------------------------------------------------------------------------------------------
Rate differential........................................                         3.50%                          3.54%

Net yield on interest-earning assets.....................               $42,749   4.26%                $34,660   4.32%

- -----------------------------------------------------------------------------------------------------------------------

NOTE: Restated financial results above reflect the July 3, 1996 mergers of Colonial BancGroup with Commercial Bancorp of Georgia and Southern Banking Corporation. These mergers were accounted for as poolings of interest and the financial results were restated accordingly.

(1) Interest earned and average rates on obligations of states and political subdivisions are reflected on a tax equivalent basis. Tax equivalent interest earned is: actual interest earned times 145%. The taxable equivalent adjustment has given effect to the disallowance of interest expense deductions, for federal income tax purposes, related to certain tax-free assets.

    Dividends earned and average rates for preferred stocks are reflected on a tax equivalent basis. Tax equivalent dividends are: actual dividends times 137.7%.


THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
ANALYSIS OF INTEREST INCREASES (DECREASES)                    RESTATED
FOR THE THREE MONTHS ENDED JUNE 30, 1996
(Dollars in thousands)                                Three Months Ended June 30,
                                                         1996 Change from 1995
                                                 -----------------------------------
                                                             Due to (1)
                                                     Total   Volume    Rate
                                                 -----------------------------------
  Interest Income:

  Total Loans, net                                $13,870  $40,987 ($27,117)

  Mortgage loans held for sale                      1,861    2,448     (587)

  Investment securities and securities
   available for sale                                 171      146       25

  Other interest earning assets                      (323)    (305)     (18)
                                                  -------------------------
  Total interest income (2)                        15,579   43,276  (27,697)
                                                  -------------------------

  Interest Expense:

  Interest bearing deposits                         5,702   10,790   (5,088)

  Short-term borrowings                             2,021   24,264  (22,243)

  Long-term debt                                     (233)    (132)    (101)
                                                  -------------------------
  Total interest expense                            7,490   34,922  (27,432)
                                                  -------------------------

Net interest income                               $ 8,089   $8,354    ($265)
                                                  -------------------------


(1) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change = change in volume times old rate. Rate Change = change in rate times old volume. The Rate/Volume Change = change in volume times change in rate, and it is allocated between volume change and rate change at the ratio that the absolute value of each component bears to the absolute value of their total.

(2) Interest earned on obligations of state and political subdivisions is reflected on a tax equivalent basis. Tax equivalent interest earned is: actual interest earned times 145%. The taxable equivalent adjustment has given effect to the disallowance of interest, for federal income tax purposes, related to certain tax-free assets. Dividends earned on preferred stock are reflected on a tax equivalent basis. Tax equivalent dividends earned are: acutal dividends times 137.7%. Tax equivalent average rate is tax equivalent interest or dividends earned divided by average volume.


THE COLONIAL BANCGROUP, INC. (RESTATED)
AVERAGE VOLUME AND RATES                                                      Six Months Ended June 30,
(Unaudited)                                                  -----------------------------------------------------------------

                                                                         1996                              1995
                                                             ---------------------------------  ------------------------------
                                                               Average                            Average
(Dollars in thousands)                                         Volume      Interest  Rate         Volume    Interest  Rate

- ------------------------------------------------------------------------------------------------------------------------------
Assets
  Loans, net.............................................       $3,270,940  $146,131     8.97%   $2,509,973  $115,024    9.01%
  Mortgage loans held for sale...........................          141,389     5,376     7.60%       58,751     2,316    7.84%
  Investment securities and securities available for sale          495,968    15,755     6.36%      475,182    14,913    6.29%
  Other interest-earning assets..........................           31,359       748     4.79%       35,239       888    5.08%

- ------------------------------------------------------------------------------------             --------------------
  Total interest-earning assets(1).......................        3,939,656  $168,010     8.56%    3,079,145  $133,141    8.70%

- ------------------------------------------------------------------------------------             --------------------
  Nonearning assets......................................          402,867                          306,229

- --------------------------------------------------------------------------                       -----------
    Total assets.........................................       $4,342,523                       $3,385,374

- ------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity:
  Interest-bearing deposits..............................       $2,699,453  $ 66,545     4.96%   $2,169,705   $50,863    4.73%
  Short-term borrowings..................................          642,995    17,564     5.47%      410,376    12,658    6.15%
  Long-term debt.........................................           37,962     1,277     6.73%       53,068     2,041    7.68%

- ------------------------------------------------------------------------------------             --------------------
  Total interest-bearing liabilities.....................        3,380,410  $ 85,386     5.08%    2,633,149   $65,562    5.02%

- ------------------------------------------------------------------------------------             --------------------
  Noninterest-bearing demand deposits....................          567,574                          474,549
  Other liabilities......................................           87,815                           43,016

- --------------------------------------------------------------------------                       -----------
  Total liabilities......................................        4,035,799                        3,150,714
  Shareholders' equity...................................          306,724                          234,660

- --------------------------------------------------------------------------                       -----------
Total liabilities and shareholders' equity...............       $4,342,523                       $3,385,374

- ------------------------------------------------------------------------------------------------------------------------------
Rate differential........................................                                3.48%                           3.68%

Net yield on interest-earning assets.....................                    $82,624     4.20%                $67,579    4.42%

- ------------------------------------------------------------------------------------------------------------------------------

NOTE: Restated financial results above reflect the July 3, 1996 mergers of Colonial BancGroup with Commercial Bancorp of Georgia and Southern Banking Corporation. These mergers were accounted for as poolings of interest and the financial results were restated accordingly.

(1) Interest earned and average rates on obligations of states and political subdivisions are reflected on a tax equivalent basis. Tax equivalent interest earned is: actual interest earned times 145%. The taxable equivalent adjustment has given effect to the disallowance of interest expense deductions, for federal income tax purposes, related to certain tax-free assets.

    Dividends earned and average rates for preferred stocks are reflected on a tax equivalent basis. Tax equivalent dividends are: actual dividends times 137.7%.


THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
ANALYSIS OF INTEREST INCREASES (DECREASES)                       RESTATED
FOR THE SIX MONTHS ENDED JUNE 30, 1996
(Dollars in thousands)                                   Six  Months Ended June 30,
                                                           1996 Change from 1995
                                                     --------------------------------
                                                                  Due to (1)
                                                         Total    Volume     Rate
                                                     --------------------------------
  Interest Income:

  Total Loans, net                                     $31,107   $34,634  ($3,527)

  Mortgage loans held for sale                           3,060     3,550     (490)

  Investment securities and securities
   available for sale                                      842       671      171

  Other interest earning assets                           (140)      (92)     (48)
                                                       --------------------------
  Total interest income (2)                             34,869    38,763   (3,894)
                                                       --------------------------

  Interest Expense:

  Interest bearing deposits                             15,682    13,079    2,603

  Short-term borrowings                                  4,906    13,497   (8,591)

  Long-term debt                                          (764)     (533)    (231)
                                                       --------------------------
  Total interest expense                                19,824    26,043   (6,219)
                                                       --------------------------

Net interest income                                    $15,045   $12,720   $2,325
                                                       --------------------------


(1) Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change = change in volume times old rate. Rate Change = change in rate times old volume. The Rate/Volume Change = change in volume times change in rate, and it is allocated between volume change and rate change at the ratio that the absolute value of each component bears to the absolute value of their total.

(2) Interest earned on obligations of state and political subdivisions is reflected on a tax equivalent basis. Tax equivalent interest earned is: actual interest earned times 145%. The taxable equivalent adjustment has given effect to the disallowance of interest, for federal income tax purposes, related to certain tax-free assets. Dividends earned on preferred stock are reflected on a tax equivalent basis. Tax equivalent dividends earned are: acutal dividends times 137.7%. Tax equivalent average rate is tax equivalent interest or dividends earned divided by average volume.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)

NET INTEREST INCOME:

         Net interest income on a tax equivalent basis increased $8.0 million to $42.7 million for the quarter ended June 30, 1996 from $34.7 million for the quarter ended June 30, 1995. The net yield on interest earning assets decreased from 4.32% to 4.26% for the three months ended June 30, 1995 and 1996, respectively, while the rate differential decreased slightly from 3.54% to 3.50% for the three month period ended June 30, 1995 compared to 1996.

         Net interest income on a tax equivalent basis increased $15.0 million to $82.6 million for the six months ended June 30, 1996 from $67.6 million for the same period in 1995. The net yield on interest earning assets decreased from 4.42% to 4.20% for the six months ended June 30, 1995 and 1996, respectively, while the rate differential decreased from 3.68% to 3.48% for the six month period ended June 30, 1995 compared to 1996.

         As reflected on the previous tables the increases for the three and six months were primarily attributable to loan growth offset by decreasing rates. The prime rate decreased from 9% in February 1995 to 8.5% in December in 1995 to 8.25% in February 1996. The increase in deposit rates is primarily due to competition in the market for time deposits as well as the acquisition of Mt. Vernon Federal Savings Bank, a thrift, in the fourth quarter of 1995.

LOAN LOSS PROVISION:

         The provision for loan losses for the first six months of 1996 was $3,468,000 compared to $2,779,000 for the same period in 1995. Asset quality has remained very good. The current allowance for loan losses provides a 187% coverage of nonperforming assets compared to 157% at December 31, 1995 and 178% at June 30, 1995. See management's discussion on loan quality and the allowance for possible loan losses presented in the Financial Condition section of this report.

NONINTEREST INCOME:

         Noninterest income increased $2.8 million for the three months ended June 30, 1996 compared to the same period in 1995. The increase is primarily due to increased servicing related fee income of $965 million, additional fees on deposit accounts of $0.8 million, and $1.0 million in other income primarily related to the sale of mortgage loans.

         The increase in noninterest income of $7.6 million for the six months ended June 30, 1996 compared to the six months ended June 30, 1995 is primarily due to $2.7 million in increased mortgage servicing related fee income, $1.5 million in additional fees on deposit accounts, and $3.4 million in other income primarily related to the sale of loans.

         Colonial Mortgage provides additional sources of noninterest income to BancGroup through fees from its $10.1 billion servicing portfolio as

THE COLONIAL BANCGROUP, INC AND SUBSIDIARIES (RESTATED) well as loan originations from its 8 regional offices. Colonial Mortgage originates loans in 20 states. This noninterest income was $9.9 million and $18.6 million for the three and six months ended June 30, 1996, respectively compared to $7.6 million and $12.6 million for the three and six months ended June 30, 1995, respectively.

OVERHEAD EXPENSES:

         BancGroup's net overhead expense (total noninterest expense less noninterest income excluding security gains) was $17.8 million and $14.7 million for the three months ended June 30,1996 and 1995, respectively and $36.0 million and $31.2 million for the six months ended June 30, 1996 and 1995, respectively.

     Salary and benefit expense increased $2.2 million and $4.2 million for the three and six months ended June 30, 1996, as compared to the same periods in 1995. The increase for the six months was due primarily to $1.7 million from acquisitions and $770,000 from increases in staff by Colonial Mortgage, attributable to the higher levels of loan originations experienced in the first half of 1996. The remaining increase is primarily due to normal wage increases.

         The increase in other noninterest expenses has been due to increased amortization of mortgage servicing rights, acquisition expenses, advertising, public relations, donations and expenses related to Colonial Mortgage loan pool pay-offs as well as increases of other miscellaneous expenses. These increases were somewhat off-set by a reduction in the Bank Insurance Fund (BIF) deposit assessment from $.23 per $100 in deposits for the six months ended June 30, 1995 to $0 per $100 in deposits for the same period in 1996.

OTHER INFORMATION:

         BancGroup's subsidiary banks pay deposit insurance premiums to the Savings Association Insurance Fund (SAIF) in addition to the BIF premiums previously discussed. These deposits came from BancGroup's acquisitions of savings association institutions. Legislation is currently pending for a one time assessment to fully fund the SAIF fund. BancGroup currently has approximately 30% or $1 million of deposits insured in the SAIF fund. The impact of this additional assessment cannot be accurately determined until the assessments are made by the FDIC.

PROVISION FOR INCOME TAXES:

         BancGroup's provision for income taxes is based on an approximately 35.5% estimated annual effective tax rate for the years 1996 and 1995, respectively. The provision for income taxes for the six months ended June 30, 1996 and 1995 was $14,910,000 and $11,446,000, respectively.

COLONIAL BANCGROUP, INC. AND SUBSIDIARIES (RESTATED)
COMUPTATION OF EARNINGS PER SHARE
June 30, 1996
(Unaudited)(In thousands, except per share amounts)

                                                                     EXHIBIT 11


                                                                   Primary                    Fully Diluted
                                                               Q-T-D      Y-T-D              Q-T-D    Y-T-D
                                                              -------    -------            -------  -------
Net income                                                     $14,500   $27,050            $14,500  $27,050

Interest expense on $9,333,000, 7.50%
  convertible subordinated debentures                                                           181      364

Tax effect @ 35.40% for the quarter                                                             (64)    (129)
                                                              -------    -------            -------  -------

Net income                                                    $14,500    $27,050            $14,617  $27,285
                                                              -------    -------            -------  -------

Average shares outstanding                                     16,006     15,922             16,006   15,922
Effect of stock options                                           507        496                507      496
                                                              -------    -------            -------  -------
Primary average shares outstanding                             16,513     16,418             16,513   16,418
                                                              -------    -------            -------  -------
Contingent shares:
Addtional effect of stock options                                                                 -        1
$8,074,200 / $28.00                                                                             288      288
                                                                                            -------  -------
Fully diluted average shares outstanding                                                     16,801   16,707
                                                                                            -------  -------
Earnings per share:
                                                              -------    -------            -------  -------
Net income                                                    $  0.88    $  1.65            $  0.87  $  1.63
                                                              -------    -------            -------  -------